                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          JACK CARL/312-FUTURES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                COMMON STOCK**
________________________________________________________________________________
                         (Title of Class of Securities)


                                  466350-30-3
        _______________________________________________________________
                                (CUSIP Number)

Bruce E. Mathias, Secretary 200 West Adams Street, Suite 1500, Chicago, IL 60606
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 15, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Class A Preferred Stock was previously reported; however, such stock has never been registered and therefore no future reporting is being done concerning such stock.
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 466350-30-3                                        PAGE 2 OF 9
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Lee S. Casty              ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          United States

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                          SOLE VOTING POWER
                     7          16,164,453 Shares of Common Stock, of which
     NUMBER OF                  500,000 Shares of Common Stock is subject to
                                an option to sell.
      SHARES         -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8          None

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          16,164,453 Shares of Common Stock, of which
    REPORTING                   500,000 Shares of Common Stock is subject to
                                an option to sell.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10          None

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11          16,164,453 Shares of Common Stock, of which 500,000 Shares of
            Common Stock is subject to an option to sell.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          Approximately 48.1% of the Common Stock, of which 500,000 of
            Common Stock, approximately 1.5% of the Common Stock, is subject to an option to sell.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14          IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------


ITEM 1.   SECURITY AND ISSUER

          Common Stock

          Jack Carl/312-Futures, Inc.
          200 West Adams Street
          Chicago, Illinois 60606

ITEM 2.   IDENTITY AND BACKGROUND

          (a)    Name:
                 Lee S. Casty

                 NOTE: Mr. Casty previously filed Schedules 13G and is now filing Schedule 13D. Previous transactions under the Securities Exchange Act of 1934 are on file with the Securities and Exchange Commission.

          (b)    Business Address:
                 French-American Securities, Inc.
                 200 West Adams
                 Suite 1500
                 Chicago, Illinois 60606

          (c)    Occupation:
                 Sole Owner and Director
                 French-American Securities, Inc.
                 200 West Adams
                 Suite 1500
                 Chicago, Illinois 60606

          (d) Mr. Casty, during the last five years, has not been convicted in a criminal proceeding

          (e) Mr. Casty, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    Citizenship:
                 United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not Applicable

ITEM 4.   PURPOSE OF TRANSACTION

          On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15, 2001.

                                  Page 3 of 9
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) 16,164,453 shares of common stock, approximately 48.1% of the issued and outstanding common stock, of which 500,000 shares of common stock, approximately 1.5% of the issued and outstanding common stock, is subject to an option to sell.

          (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 16,164,453 shares of common stock, of which, 500,000 shares of common stock is subject to an option to sell.

          (c) As previously reported, effective at the close of business November 4, 1994, Jack Carl/312-Futures Inc. effected a one-for-four reverse split of its common stock, par value $.001. Each four shares of such common stock were reclassified and changed into one share of common stock having a par value of $.004. Mr. Casty, prior to the reverse split owned 66,857,812 shares which were reclassified and changed into 16,714,453 shares. Also, as previously reported, Mr. Casty in December, 1995, gifted 275,000 shares to each of his two minor children under the Uniform Gift to Minors Act.

                On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15, 2001.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          On March 15, 1996, Lee S. Casty entered into a common stock agreement with Burton J. Meyer ("Optionee"), whereby Mr. Casty granted to Optionee an option to purchase up to 500,000 shares of common stock, par value $.004 per share of Jack Carl/312-Futures, Inc., at a purchase price of $.125 per share. The agreement terminates immediately upon the earlier of the Optionee's death or March 15, 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit No.   Description
          -----------   ------------

          10.1 Common Stock Option Agreement dated as of March 15, 1996, between Burton J. Meyer and Lee S. Casty.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      March 25, 1996
---------------------------
Date

                                    /S/ LEE S. CASTY
                                    ----------------
                                    Lee S. Casty

                                  Page 4 of 9